UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 11)*

Aspira Women's Health Inc.
 (Name of Issuer)

Common Stock, Par Value $0.001 Per Share
 (Title of Class of Securities)

92407M206**
 (CUSIP Number)

Tino Hans Schuler
100 N. Field Drive, Suite 360
Lake Forest, Illinois 60045
(224) 880-1210
 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 9, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**CUSIP relates to the Common Stock of Vermillion, Inc., now known as Aspira Women’s Health Inc.

SCHEDULE 13D

CUSIP No: 92407M206		Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS
Tino Hans Schuler

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
8,317,269

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
8,317,269

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,317,269

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.3% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

1.  This percentage is based on a total of 100,188,228 Shares (as defined herein) outstanding, which is the sum of (i) 97,377,890 Shares outstanding as of April 30, 2020, as disclosed in the Issuer’s Form 10-Q, filed with the SEC (as defined herein) on May 14, 2020 and (ii) 2,810,338 Shares issued by the Issuer on June 9, 2020 in connection with the exercise of warrants, as disclosed in the Issuer’s Form 8-K, filed with the SEC on June 10, 2020.

SCHEDULE 13D

CUSIP No: 92407M206		Page 3 of 6 Pages

1	NAMES OF REPORTING PERSONS
Tino Hans Schuler Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
6,412,129

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
6,412,129

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,412,129

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.4% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

1.  This percentage is based on a total of 100,188,228 Shares outstanding, which is the sum of (i) 97,377,890 Shares outstanding as of April 30, 2020, as disclosed in the Issuer’s Form 10-Q, filed with the SEC on May 14, 2020 and (ii) 2,810,338 Shares issued by the Issuer on June 9, 2020 in connection with the exercise of warrants, as disclosed in the Issuer’s Form 8-K, filed with the SEC on June 10, 2020.

SCHEDULE 13D

Page 4 of 6 Pages

Item 1.	Security and Issuer

Item 1 of the Schedule 13D is hereby amended and supplemented as follows:

This Amendment No. 11 to Schedule 13D (“Amendment No. 11”) is being filed by the undersigned, pursuant to §240.13d-2(a), to amend and supplement the Schedule 13D filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 23, 2013, (the “Initial Schedule 13D”), as amended by Amendment No. 1 filed on December 29, 2014, Amendment No. 2 filed on February 11, 2015, Amendment No. 3 filed on March 23, 2015, Amendment No. 4 filed on April 28, 2015, Amendment No. 5 filed on July 21, 2015, Amendment No. 6 filed on February 2, 2017, and Amendment No. 7 filed on September 5, 2017, Amendment No. 8 filed on April 19, 2018, Amendment No. 9 filed on June 25, 2018, and Amendment No. 10 filed on July 02, 2019 (collectively, the “Schedule 13D”), with respect to the common stock, par value $0.001 per share (the “Shares”), of Aspira Women's Health Inc. (the “Issuer”), whose principal executive offices are located at 12117 Bee Caves Road, Building Three, Suite 100, Austin, Texas 78738.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

A total of $1,314,259.20 was paid to acquire the Shares acquired by the Reporting Persons to exercise the Warrants (as defined in Amendment No. 8), representing an exercise price of $1.80 per Share. Specifically: (i) the Tino Trust paid $657,129.60 to acquire 365,072 Shares; (ii) the Schuler Descendants Trust paid $328,564.80 to acquire 182,536 Shares; and (iii) the JS Grandchildren Trust paid $328,564.80 to acquire 182,536 Shares. The funds used to make these purchases were personal funds of Jack W. Schuler that had been entrusted to the Tino Schuler Entities.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

The response to Item 3 of this Amendment No. 11 is incorporated herein by reference.

On June 1, 2020, following the 20th consecutive trading day for which the closing price per Share as reported on the Nasdaq Stock Market exceeded the $1.80 exercise price of the Warrants, the Issuer sent a notice to the Warrant holders, including the Reporting Persons, accelerating the expiration date of the Warrants, in accordance with the terms thereof.  Pursuant to the terms of the Warrants, any portion of the Warrants not exercised prior to such accelerated expiration date would become void and of no value.  Accordingly, on June 9, 2020, each of the Tino Trust, the Schuler Descendants Trust, and the JS Grandchildren Trust exercised its 730,144 Warrants at an exercise price of $1.80 per Share and acquired 730,144 Shares directly from the Issuer.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

(a, b)  As of the date hereof, Tino Schuler may be deemed to beneficially own 8,317,269 Shares, representing approximately 8.3% of the Shares outstanding.  This amount consists of:  (i) 6,412,129 Shares held by the Tino Trust; (ii) 952,571 Shares held by the Schuler Descendants Trust; and (iii) 952,569 Shares held by the JS Grandchildren Trust.

SCHEDULE 13D

Page 5 of 6 Pages

As of the date hereof, the Tino Trust may be deemed to beneficially own 6,412,129 Shares, representing approximately 6.4% of the Shares outstanding.

The foregoing beneficial ownership percentages are based on a total of 100,188,228 Shares outstanding, which is the sum of (i) 97,377,890 Shares outstanding as of April 30, 2020, as disclosed in the Issuer’s Form 10-Q, filed with the SEC on May 14, 2020 and (ii) 2,810,338 Shares issued by the Issuer on June 9, 2020 in connection with the exercise of warrants, as disclosed in the Issuer’s Form 8-K, filed with the SEC on June 10, 2020.

As sole trustee of the Tino Trust, Tino Schuler and the Tino Trust share the power to vote or to direct the vote, and the power to dispose or to direct the disposition of, the Shares held by the Tino Trust. As co-trustee of the Grandchildren Trust and Descendants Trust, Tino Schuler shares with such entity and the other trustees the power to vote or to direct the vote, and the power to dispose or to direct the disposition of, the Shares held by the respective entity.

(c) Other than the Warrants exercised on June 9, 2020 as described in Item 3 and Item 4 of this Amendment No. 11, no transactions in the Shares have been effected by the Reporting Persons within the past 60 days.

SCHEDULE 13D

Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Tino Hans Schuler
/s/ Tino Hans Schuler

Tino Hans Schuler Trust
/s/ Tino Hans Schuler
Name: Tino Hans Schuler Title: Trustee

June 11, 2020

Attention: Intentional misstatements or omissions of act constitute federal violations (see 18 U.S.C. 1001).